Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2020

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2020 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2020 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FIRST QUARTER 2020

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
0918_AUDM0008_03_1	16-Mar-20	9-Mar-22	AUD100mn 5.00% Notes due 9 March 2022	AUD	100,000,000.00
0918_AUDM0008_04_1	20-Mar-20	9-Mar-22	AUD100mn 5.00% Notes due 9 March 2022	AUD	100,000,000.00
1366_AUDM0028_01_1	30-Jan-20	18-Mar-30	AUD70mn 1.60% Notes due 18 March 2030	AUD	70,000,000.00
			AUD TOTAL		**270,000,000.00**
1325_GMTN1049_02_1	16-Jan-20	5-Mar-24	CNY100mn 2.90% Notes due 5 March 2024	CNY	100,000,000.00
1388_GMTN1107_00_2	16-Jan-20	16-Jan-23	CNY1bn 2.715% Notes due 16 January 2023	CNY	1,000,000,000.00
1404_GMTN1122_00_2	28-Feb-20	1-Mar-21	CNY650,000,000 2.31% Notes due 1 March 2021	CNY	650,000,000.00
1411_GMTN1129_00_2	26-Mar-20	27-Mar-23	CNY600mn 1.73% Notes due 27 March 2023	CNY	600,000,000.00
			CNY TOTAL		**2,350,000,000.00**
1395_GMTN1113_00_2	30-Jan-20	30-Jan-53	EUR40mn Zero Coupon Cllable Notes due 30 January 2053	EUR	40,000,000.00
1398_GMTN1116_00_1	31-Jan-20	31-Jan-30	EUR1bn 0.025% Notes due 31 January 2030	EUR	1,000,000,000.00
			EUR TOTAL		**1,040,000,000.00**
1340_GMTN1063_01_1	28-Jan-20	15-Dec-25	GBP325mn 1.125% Notes due 15 December 2025	GBP	325,000,000.00
1390_GMTN1109_00_2	17-Jan-20	17-Jan-23	GBP20mn 0.7725% Notes due 17 January 2023	GBP	20,000,000.00
1410_GMTN1128_00_2	18-Mar-20	18-Mar-23	GBP50mn 0.34% Callable Notes due 18 March 2023	GBP	50,000,000.00
			GBP TOTAL		**395,000,000.00**
1387_GMTN1106_00_2	14-Jan-20	15-Jan-21	HKD300mn 1.79% Notes due 15 January 2021	HKD	300,000,000.00
1394_GMTN1112_00_2	24-Jan-20	25-Jan-21	HKD300mn 1.73% Notes due 25 January 2021	HKD	300,000,000.00
1400_GMTN1118_00_2	18-Feb-20	19-Feb-21	HKD150mn 1.685% Notes due 19 February 2021	HKD	150,000,000.00
			HKD TOTAL		**750,000,000.00**
1153_GMTN0886_03_1	6-Feb-20	6-Oct-26	INR3mn 6.20% Notes due 6 October 2026 payable in USD	INR	3,000,000,000.00
1401_GMTN1119_00_1	25-Feb-20	25-Feb-30	INR8.50bn 6.15% Notes due 25 February 2030 payable in USD	INR	8,500,000,000.00
			INR TOTAL		**11,500,000,000.00**
1397_GMTN1114_00_2	30-Jan-20	27-Jan-22	JPY1.456mn 1.30% Callable Dual Currency Notes due 27 January 2022	JPY	1,456,000,000.00
			JPY TOTAL		**1,456,000,000.00**
1389_GMTN1108_00_2	17-Jan-20	17-Jan-23	NZD10mn 1.275% Notes due 17 January 2023	NZD	10,000,000.00
1391_NZDM0010_00_1	28-Jan-20	28-Jan-25	NZD300mn 1.625% Notes due 28 January 2025	NZD	300,000,000.00
			NZD TOTAL		**310,000,000.00**
1396_GMTN1115_00_2	30-Jan-20	30-Jan-23	RUB474mn 3.90% Notes due 30 January 2023	RUB	474,000,000.00
1402_GMTN1120_00_2	26-Feb-20	24-Feb-23	RUB495mn 3.86% Notes due 24 February 2023	RUB	495,000,000.00
1412_GMTN1130_00_2	30-Mar-20	30-Mar-23	RUB 703mn 4.87% Notes due 30 March 2023	RUB	703,000,000.00
			RUB TOTAL		**1,672,000,000.00**
1348_GMTN1072_03_2	5-Feb-20	8-Jul-26	SEK500mn .295% Notes due 8 July 2026	SEK	500,000,000.00
1348_GMTN1072_04_2	25-Feb-20	8-Jul-26	SEK500mn .295% Notes due 8 July 2026	SEK	500,000,000.00
			SEK TOTAL		**1,000,000,000.00**
1399_GMTN1117_00_2	7-Feb-20	7-Feb-22	TRY75mn Zero Coupon Notes due 7 February 2022	TRY	75,000,000.00
1403_GMTN1121_00_2	5-Mar-20	5-Mar-27	TRY300mn Zero Coupon Deep Discount Notes due 5 March 2027	TRY	300,000,000.00
1405_GMTN1123_00_2	4-Mar-20	5-Mar-21	TRY200mn 14.0% Notes due 5 March 2021	TRY	200,000,000.00
1406_GMTN1124_00_2	9-Mar-20	10-Mar-21	TRY100mn 14.0% Notes due 10 March 2021	TRY	100,000,000.00
1407_GMTN1125_00_2	12-Mar-20	15-Mar-21	TRY150mn 14.0% Notes due 15 March 2021	TRY	150,000,000.00
			TRY TOTAL		**825,000,000.00**
1409_GMTN1127_00_2	16-Mar-20	17-Mar-21	UAH500mn 11.50% Notes due 17 March 2021 payable in USD	UAH	500,000,000.00
			UAH TOTAL		**500,000,000.00**
1057_GMTN0797_22_2	3-Feb-20	15-Dec-21	USD500mn Floating Rate Notes due 15 December 2021	USD	500,000,000.00
1057_GMTN0797_23_2	21-Feb-20	15-Dec-21	USD250mn Floating Rate Notes due 15 December 2021	USD	250,000,000.00
1062_GMTN0800_03_1	28-Feb-20	18-Feb-22	USD150mn 1.875% Global Notes due 18 February 2022	USD	150,000,000.00
1062_GMTN0800_04_1	4-Mar-20	18-Feb-22	USD100mn 1.875% Global Notes due 18 February 2022	USD	100,000,000.00
1392_GMTN1110_00_1	24-Jan-20	24-Jan-23	USD2.25bn 1.625% Global Notes due 24 January 2023	USD	2,250,000,000.00
1393_GMTN1111_00_1	24-Jan-20	24-Jan-30	USD2.0bn 1.875% Global Notes due 24 January 2030	USD	2,000,000,000.00
			USD TOTAL		**5,250,000,000.00**
1408_GMTN1126_00_2	12-Mar-20	13-Mar-21	ZAR450mn 6.052% Notes due 13 March 2021	ZAR	450,000,000.00
			ZAR TOTAL		**450,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF REDEMPTIONS
FOR THE FIRST QUARTER 2020

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0774_AUDM0006_00_1	5-Mar-20	5-Mar-20	AUD600mn 6.25% Notes due 5 March 2020	0.00	600,000,000.00
AUD	0774_AUDM0006_01_1	5-Mar-20	5-Mar-20	AUD400mn 6.25% Notes due 5 March 2020	0.00	400,000,000.00
AUD	0804_GMTN0558_00_2	24-Mar-20	24-Mar-20	AUD200mn 0.50% Deep Discount Notes due 24 March 2020	0.00	200,000,000.00
AUD	1058_AUDM0017_00_1	16-Jan-20	16-Jan-20	AUD700mn 2.60% Notes due 16 January 2020	0.00	700,000,000.00
AUD	1058_AUDM0017_01_1	16-Jan-20	16-Jan-20	AUD500mn 2.60% Notes due 16 January 2020	0.00	500,000,000.00
				AUD - TOTAL	0.00	2,400,000,000.00
BRL						
BRL	0977_GMTN0724_00_2	20-Feb-20	20-Feb-20	BRL23mn 5.52% Notes payable in JPY due 20 February 2020	0.00	23,000,000.00
BRL	0985_GMTN0731_00_2	24-Mar-20	24-Mar-20	BRL20mn 5.43% Notes payable in JPY due 24 March 2020	0.00	20,000,000.00
BRL	1176_GMTN0908_00_2	26-Mar-20	26-Mar-20	BRL9.4mn 6.70% Notes payable in JPY due 26 March 2020	0.00	9,400,000.00
				BRL - TOTAL	0.00	52,400,000.00
CNY						
CNY	1326_GMTN1050_00_2	13-Mar-20	13-Mar-20	CNY300mn 2.65% Notes due 13 March 2020	0.00	300,000,000.00
				CNY- TOTAL	0.00	300,000,000.00
HKD						
HKD	1242_GMTN0968_00_2	16-Mar-20	16-Mar-20	HKD200mn 1.94% Notes due 16 March 2020	0.00	200,000,000.00
HKD	1243_GMTN0969_00_2	16-Mar-20	16-Mar-20	HKD200mn 1.94% Notes due 16 March 2020	0.00	200,000,000.00
HKD	1244_GMTN0970_00_2	19-Mar-20	19-Mar-20	HKD200mn 1.99% Notes due 19 March 2020	0.00	200,000,000.00
HKD	1246_GMTN0972_00_2	22-Mar-20	22-Mar-20	HKD100mn 1.95% Notes due 22 March 2020	0.00	100,000,000.00
				HKD - TOTAL	0.00	700,000,000.00
INR						
INR	1114_GMTN0850_00_1	16-Jan-20	16-Jan-20	INR3bn 6.95% Notes payable in USD due 16 January 2020	0.00	3,000,000,000.00
				INR- TOTAL	0.00	3,000,000,000.00
JPY						
JPY	1312_GMTN1038_00_2	30-Jul-20	30-Jan-20	JPY1.726bn 1.4% Callable Dual Currency Notes due 30 July 2020	1,726,000,000.00 [a]	0.00
JPY	1322_GMTN1046_00_2	25-Aug-20	25-Feb-20	JPY944mn 1.4% Callable Dual Currency Notes due 25 August 2020	944,000,000.00 [a]	0.00
				JPY - TOTAL	2,670,000,000.00	0.00
MXN						
MXN	0982_GMTN0728_00_2	20-Feb-20	20-Feb-20	MXN135mn 3.64% Notes due 20 February 2020	0.00	135,000,000.00
MXN	0986_GMTN0732_00_2	24-Mar-20	24-Mar-20	MXN130mn 3.38% Notes due 24 March 2020	0.00	130,000,000.00
				MXN - TOTAL	0.00	265,000,000.00
NZD						
NZD	1061_NZDM0005_00_1	28-Jan-20	28-Jan-20	NZD300mn 3.875 per cent. Notes due 28 January 2020	0.00	300,000,000.00
				NZD- TOTAL	0.00	300,000,000.00
RUB						
RUB	1173_GMTN0905_00_2	21-Feb-20	21-Feb-20	RUB4.473bn 6.21% Notes due 21 February 2020	0.00	4,473,000,000.00
RUB	1184_GMTN0914_00_2	30-Mar-20	30-Mar-20	RUB4.725mn 5.89% Notes due 30 March 2020	0.00	4,725,000,000.00
				RUB- TOTAL	0.00	9,198,000,000.00
TRY						
TRY	1205_GMTN0934_00_2	13-Feb-20	13-Feb-20	TRY132.17mn 9.78% Notes due 13 February 2020	0.00	132,170,000.00
				TRY - TOTAL	0.00	132,170,000.00
USD						
USD	0976_GMTN0723_00_1	23-Mar-20	23-Mar-20	USD1bn 1.375% Notes due 23 March 2020	0.00	1,000,000,000.00
USD	1059_GMTN0798_00_1	22-Jan-20	22-Jan-20	USD1.75bn 1.50% Global Notes due 22 January 2020	0.00	1,750,000,000.00
USD	1059_GMTN0798_01_1	22-Jan-20	22-Jan-20	USD100mn 1.50% Global Notes due 22 January 2020	0.00	100,000,000.00
USD	1059_GMTN0798_02_1	22-Jan-20	22-Jan-20	USD150mn 1.50% Global Notes due 22 January 2020	0.00	150,000,000.00
USD	1059_GMTN0798_03_1	22-Jan-20	22-Jan-20	USD150mn 1.50% Global Notes due 22 January 2020	0.00	150,000,000.00
USD	1059_GMTN0798_04_1	22-Jan-20	22-Jan-20	USD100mn 1.50% Global Notes due 22 January 2020	0.00	100,000,000.00
USD	1109_GMTN0845_00_1	26-Feb-20	26-Feb-20	USD1.15bn Floating Rate Notes due 26 February 2020	0.00	1,150,000,000.00
USD	1162_GMTN0895_00_1	10-Jan-20	10-Jan-20	USD3bn 1.75% Global Notes due 10 January 2020	0.00	3,000,000,000.00
USD	1162_GMTN0895_01_1	10-Jan-20	10-Jan-20	USD150mn 1.75% Global Notes due 10 January 2020	0.00	150,000,000.00
USD	1109_GMTN0845_01_1	26-Feb-20	26-Feb-20	USD150mn Floating Rate Notes due 26 Feb 2020	0.00	150,000,000.00
USD	1109_GMTN0845_02_1	26-Feb-20	26-Feb-20	USD160mn Floating Rate Notes due 26 Feb 2020	0.00	160,000,000.00
USD	1171_GMTN0903_00_2	16-Feb-47	18-Feb-20	USD50mn Zero Coupon Callable Notes due 16 February 2047	50,000,000.00 [b]	0.00
				USD - TOTAL	50,000,000.00	7,860,000,000.00
ZAR						
ZAR	1321_GMTN1045_00_2	26-Feb-20	26-Feb-20	ZAR350mn 7.18% Notes due 26 February 2020	0.00	350,000,000.00
				ZAR - TOTAL	0.00	350,000,000.00

[a] Fully terminated on indicated Redemption Date

[b] Early redeemed on indicated Redemption Date